SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Friday, 8 November 2024 it purchased for cancellation a total of 71,000 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 134,000 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€19.0685	US$23.2909
Highest price paid	€19.200	US$23.525
Lowest price paid	€18.930	US$22.830

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:		Ryanair Holdings plc
LEI		635400BR2ROC1FVEBQ56
ISIN:		IE00BYTBXV33
Intermediary name:		J&E Davy
Intermediary code:		DAVYIE21
Time zone:		BST
Currency:		EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
25000	19	EURO	10:29:13	Euronext Dublin	00043363950TRLO0-1
7000	18.93	EURO	13:49:49	Euronext Dublin	00043365682TRLO0-1
12500	19.12	EURO	14:36:36	Euronext Dublin	00043366422TRLO0-1
14500	19.1	EURO	14:41:02	Euronext Dublin	00043366534TRLO0-1
12000	19.2	EURO	15:14:41	Euronext Dublin	00043367364TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 November, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary